Exhibit 99.4

Orion Engineered Carbons S.A.
Société à responsabilité limitée
Registered office: 6, route de Trèves
L-2633 Senningerberg
Grand Duchy of Luxembourg
R.C.S. Luxembourg: B 160.558
(the “Company”)
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Report of the Board of Directors of the Company to the General Meeting of Shareholders with respect to the waiver of the preferential subscription right of shareholders in connection with the partial renewal of the company’s authorized share capital
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Ladies and Gentlemen,
Pursuant to Luxembourg law, the shareholders of the Company may approve an authorized and unissued share capital and authorize the board of directors of the Company (the “Board of Directors”) to issue shares up to the maximum amount of such authorized share capital for a period not exceeding five year from the date of the extraordinary general meeting of the Company’s shareholders resolving upon the approval or the renewal of the authorized share capital and the related amendment of the Company’s articles of association. On 28 July 2014, an extraordinary General Meeting of Shareholders of the Company (the “2014 EGM”) resolved, among other things, to create an authorized share capital of the Company in the amount of EUR 29,817,500, which allows for the issuance of up to 29,817,500 additional new common shares with no par value. Accordingly, the current authorized share capital of the Company will expire on 29 August 2019, date marking the fifth anniversary of the publication of the 2014 EGM. Since 28 July 2014, the Company issued an aggregate 400,453 new common shares out of the authorized share capital. As of 28 February 2019, the Company has 60,035,579 common shares issued and outstanding (of which 517,081 common shares are currently held by the Company).
At an extraordinary General Meeting of Shareholders to be held on or about 16 April 2019 (the “2019 Extraordinary General Meeting of Shareholders”) it will be proposed, among other things, that the shareholders of the Company renew the authorized share capital for a period of five years commencing on the date of the 2019 Extraordinary General Meeting of Shareholders, being 16 April 2019. This approval would authorize the Board of Directors, during such five year period, to issue common shares, to grant options, to subscribe for common shares and to issue any other instruments giving access to common shares, up to the number of authorized and unissued shares, to such persons and on such terms as the Board of Directors shall see fit, and specifically to proceed to such issue by cancelling or limiting the existing shareholders’ preferential rights to subscribe for the new common shares to be issued by the Company. The new authorized share capital (which, for the avoidance of doubt, excludes the issued common shares of the Company), shall amount to five million euro (EUR 5,000,000), consisting of five million (5,000,000) common shares with no par value (the “Authorized Share Capital”). For the avoidance of doubt, the authority of the Board of Directors to issue new common shares from the Authorized Share Capital will remain subject to any other applicable requirements (for example, pursuant to any applicable rules of the New York Stock Exchange).
The Board of Directors therefor requests that the shareholders authorize it to issue shares within the Authorized Share Capital described above, with or without reserving a preferential right to subscribe for such shares to existing holders of shares. Pursuant to article 420-26 (5) of the Luxembourg law of 10 August 1915, governing commercial companies, as amended, this authorization by the shareholders requires the issuance of this report by the Board of Directors, detailing the following justifications for such powers granted to the Board of Directors in connection with the Authorized Share Capital:

1.
The Company was incorporated as a société à responsabilité limitée on 13 April 2011 with a share capital of EUR 12,500, and on 28 July 2014 was converted into a société anonyme with a share capital of EUR 59,635,126 represented by 59,635,126 issued and outstanding common shares with no par value. On April 30, 2018, the share capital of the Company was increased from EUR 59,635,126 by EUR 400,453 to EUR 60,035,579 upon the vesting of Awards pursuant to the Plans described below.

Exhibit 99.4

The Company is part of a group of companies engaging in the carbon black business in multiple jurisdictions (including the Company, the “OEC Group”). In order to raise awareness of OEC Group’s brands in global markets and to increase its financial flexibility in the future, thereby supporting OEC Group’s growth strategy, in July 2014, the Company’s shares were sold in an initial public offering in the United States of America and were listed on the New York Stock Exchange (the “IPO”).
In connection with the IPO and for the purpose of aligning the interests of the Company’s employees, consultants and non-employee directors (the “Participants”) with the interest of the shareholders of the Company to create long-term sustainable growth of the Company’s value in order to achieve ambitious clearly defined performance targets, the Company adopted two option incentive plans (the “Plans”). Pursuant to the Plans, the Participants, under certain conditions, are entitled to, among other things, cash-based or stock-based Awards (as defined in the applicable Plan) in accordance with the terms and conditions of the applicable Plan.

2.
The Plans were approved by the Board of Directors on 29 July 2014 and by an extraordinary General Meeting of Shareholders of the Company held on 28 July 2014. It is intended that such Plans or similar plans continue in the future and that shares within the limits of the Authorized Share Capital be issued in connection with the granting, vesting or exercise of awards pursuant to such plans, as determined from time to time by the Board of Directors.

3.
In addition to uses of the Authorized Share Capital in connection with the Plans, the powers under the Authorized Share Capital could be used in circumstances where the Company contemplates issuing shares (or other securities) in the interest of the Company, but the convening of a general meeting of shareholders would be undesirable or inappropriate. For example, such circumstances could arise when it appears to be necessary to be able to issue new shares in order to respond quickly to ongoing transactions involving the Company, when there is a financing need or when convening of a General Meeting of Shareholders would otherwise lead to an untimely execution of a transaction, which could be in the disadvantage of the Company.

4.
The awards and other transactions described above may require several issuances of new shares to be executed in several stages and with the participation of different existing or new shareholders of the Company. The Board of Directors is of the opinion that it would be beneficial for the Company to continue to be able to issue new shares for another period of five years without reserving a preferential subscription right to existing shareholders, in order to allow maximum flexibility in the choice of the implementation of these and follow-up transactions. Further, the Board of Directors is of the opinion that the existence of a preferential subscription right for the benefit of the existing shareholders will materially reduce the flexibility of the Company to carry out the above transactions in the most efficient and timely manner and, in addition, would risk delaying any increases of share capital and issues of new shares in circumstances where time may be of essence. Accordingly, it would be beneficial for the Company to be able to issue new shares without reserving a preferential subscription right in the cases outlined above.

5.
The issuances of shares discussed above will be made at accounting par value, and as the case may be, with or without issue premium and with or without reserving a preferential subscription right to the existing shareholders.

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(Signature page follows)

Exhibit 99.4

Signature page in relation to the report

OF THE BOARD OF DIRECTORS OF THE COMPANY TO THE GENERAL MEETING OF SHAREHOLDERS WITH RESPECT TO THE WAIVER OF THE PREFERENTIAL SUBSCRIPTION RIGHT OF SHAREHOLDERS IN CONNECTION WITH THE PARTIAL RENEWAL OF THE COMPANY’S AUTHORIZED SHARE CAPITAL

Luxembourg, on 28 February 2019.

For and on behalf of the Board of Directors.

/s/ Jack Clem
______________________ Name: Mr. Jack Clem Title: Director